X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 AUG 20 AM 9:10

August 12, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

02049457

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated August 12, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 8/27

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

X-Cal Resources Ltd.

TSX/XCL **August 12, 2002**

News Release

Sleeper Geologic Due Diligence Available at www.x-cal.com

Analysts and investors are encouraged to read the geologic due diligence entitled "Sleeper Gold District" exploration proposal by Larry D. Kornze, P.Eng. and Jeffrey D. Phinisey, M.S. The report is material and important, it can be obtained from www.x-cal.com in the Current Reports and New Release section.

The geologic due diligence was produced at the request of a prominent securities firm who dispatched senior geologic personnel to investigate and report on the Sleeper Gold Project, located in Humboldt County, Nevada.

The team who have produced the paper are senior geologists with extensive Nevada experience. Mr. Kornze was with Barrick Gold from 1985 to 2001, during the acquisition of the Goldstrike property and has earned considerable credit for the making of that very productive mine. His exploration teams have discovered more than 40 million ounces of gold (Betze, Miekle, Deepstar, Screamer and Rodeo). Mr. Kornze's credentials as an economic geologist are respected.

Mr. Phinisey also has solid Nevada credentials with over 25 years of experience, much of it in Nevada's Great Basin, replacing reserves for major companies.

The management of X-Cal is very encouraged by the content of the Sleeper Gold District Report. The title selected by the authors, "Sleeper Gold District" implies the district scale of the 30 square mile Sleeper Gold Project. The balance of the report speaks for itself, particularly the summary and conclusions.

I sincerely encourage analysts to read both the main report and the appendix.

Shawn Kennedy
President

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*